Oscar Health, Inc.

75 Varick Street, 5th Floor

New York, New York 10013

February 26, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Tonya K. Aldave and John Dana Brown

Re:	Oscar Health, Inc.

Registration Statement on Form S-1 (Registration No. 333-252809)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-252809) (the “Registration Statement”) of Oscar Health, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 PM, Eastern Time, on March 2, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Keith L. Halverstam at (212) 906-1761.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Keith L. Halverstam of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

Oscar Health, Inc.

By:	/s/ Mario Schlosser
Name:	Mario Schlosser
Title:	Chief Executive Officer

cc:	Siddhartha Sankaran, Chief Financial Officer, Oscar Health, Inc.

Bruce L. Gottlieb, Esq., Special Counsel, Oscar Health, Inc.

Harold Greenberg, Esq., General Counsel, Oscar Health, Inc.

Peter N. Handrinos, Esq., Latham & Watkins LLP

Keith L. Halverstam, Esq., Latham & Watkins LLP

Joseph C. Theis, Jr., Esq., Goodwin Procter LLP

Paul R. Rosie, Esq., Goodwin Procter LLP